August 28, 2025 Q2 2025 BUSINESS UPDATE This release includes business updates and unaudited interim financial results for the three months ("Q2", "Q2 2025" or the "Quarter") and six months (“1H 2025”) ended June 30, 2025 of Cool Company Ltd. ("CoolCo" or the "Company"). Quarterly Highlights and Subsequent Events • Generated total operating revenues of $85.5 million in Q2, compared to $85.5 million for the first quarter of 2025 ("Q1" or "Q1 2025"); • Net income of $11.91 million in Q2, compared to $9.11 million for Q1, with the increase primarily due to lower repositioning expenses during Q2 as our newbuild vessel GAIL Sagar commenced its long-term charter during Q1; • Achieved average Time Charter Equivalent Earnings ("TCE")2 of $69,900 per day for Q2, compared to $70,600 per day for Q1; • Adjusted EBITDA2 of $56.5 million for Q2, compared to $53.4 million for Q1; • During the Quarter, we commenced a one-year fixed-rate charter for a redelivered vessel. Subsequent to the Quarter, we commenced a three-year floating-rate charter on another redelivered vessel; • Completed drydock for one vessel during the Quarter, and two drydocks subsequent to the Quarter; • Entered into interest rate swap agreements to hedge approximately $300.0 million of floating rate debt under our two bank facilities into fixed rates; and • For the period from April 7, 2025 through August 22, 2025, we purchased a total of 858,689 shares at an average price of $5.77 per share under our share repurchase program. Richard Tyrrell, CEO, commented: “Solid quarter, anticipating the gradual return of a more balanced market. The LNG sector has seen positive news flow so far this year, and when combined with the limited new vessel orders, future prospects look favorable. Recent momentum has been supported by new projects reaching commercial viability and by existing projects—such as Golden Pass—getting back on track. Together with our backlog, the gradual recovery in the charter market is underpinning the long-term value of our fleet. Our portfolio spans both short- and long-term charters. This quarter, longer-term charters contributed most to cash flow, while our short-term fixtures outperformed the market. Strong utilization and rates above the weak indices were partly driven by our LNGE upgrades, which deliver considerable benefits that are particularly valuable in this environment of high LNG prices and slower vessel speeds. We expect rates to strengthen as new LNG supply enters the market and believe that patience in fixing our few open vessels for longer periods will be advantageous. This outlook is supported by the ongoing idling and scrapping of older tonnage, as noted in prior updates. During Q3, we completed two drydocks. With nine drydocks completed so far since 2024, we have one more drydock to be completed in Q4 including an LNGE upgrade, and one more in the first half of 2026.” 1 Net income includes a mark-to-market loss on interest rate swaps amounting to $2.2 million for Q2 2025, compared to a $3.8 million loss for Q1 2025, of which $3.6 million was unrealized loss for Q2 2025 compared to $5.3 million of unrealized loss in Q1 2025. 2 Refer to 'Appendix A - Non-GAAP financial measures and definitions’, for definitions of this measure and a reconciliation to the nearest GAAP measure.

Financial Highlights

The table below sets forth certain key financial information for Q2 2025, Q1 2025, Q2 2024, 1H 2025 and the six months ended June 30, 2024 ("1H 2024").

(in thousands of $, except average daily TCE)	Q2 2025	Q1 2025	Q2 2024	1H 2025	1H 2024
Time and voyage charter revenues	81,154	81,139	76,401	162,293	155,111
Total operating revenues	85,475	85,546	83,372	171,021	171,497
Operating income	37,046	34,591	41,361	71,637	85,458
Net income[1]	11,858	9,072	26,478	20,930	63,290
Adjusted EBITDA[2]	56,547	53,402	55,679	109,949	114,220
Average daily TCE[2] (to the closest $100)	69,900	70,600	78,400	70,200	77,800

LNG Market and Outlook

Materially elevated LNG pricing in Europe has remained a key determinant of overall charter market conditions. Destination-flexible cargos from the U.S. Gulf and other Atlantic Basin origins continue to flow predominantly on shorter-duration voyages to Europe rather than long-haul deliveries to Asia. This dynamic has affected not only volumes controlled by opportunistic energy traders and portfolio players, but has also led some Chinese (and other) importers to redirect cargos originally intended for domestic use - reselling them profitably into Europe while backfilling demand with latent coal or alternative generation capacity. In aggregate, the share of U.S. LNG exports staying in the Atlantic basin and primarily targeting Europe has remained sharply elevated at 80% in June and July. As a result of this aggressive restocking, European restocking inventories as of August 22, 2025, stood at 75% of capacity, which is closing in on but still well below the 90% fill level at this time in 2023 and 2024.

These conditions continue to put material pressure on both overall ton-mile demand and the spot charter market. This impact is being felt most acutely by older steam turbine vessels, a growing number of which are struggling to find employment in the charter market following the completion of their very long-term initial charters. Almost 70 vessels stood idle as of August 2025, as charterers sought more fuel-efficient, low-emitting, modern vessels. This is well above the typical 15-20 vessels idled at this time of year because of drydocks. Prevailing rates in the longer-term charter market – for which only modern TFDE and 2-stroke vessels are typically eligible – have been less impacted, although the volume of such transactions has remained very low. This relative illiquidity in the term market is a result of sustained discipline on the part of many shipowners and a wide bid-ask spread reflecting expectations of tighter market conditions in the medium term and beyond.

In the context of Carbon Intensity Indicator (CII) measurements, FuelEU Maritime and other forthcoming regulations with punitive implications for older, less efficient technology, the industry has entered the early stages of a large-scale technology transition. This shift is expected to see the bulk of steam vessels replaced by more modern tonnage. While only 10 vessels have been scrapped so far in 2025, the growing number of idle steam turbine vessels suggests an acceleration in this trend. CoolCo has not been impacted directly by this regulation in the first half of 2025 but anticipates that its fleet will ultimately benefit from the tightening regulatory environment.

[1] Net income includes a mark-to-market loss on interest rate swaps amounting to $2.2 million for Q2 2025, compared to a $3.8 million loss for Q1 2025, of which $3.6 million was unrealized loss for Q2 2025 compared to $5.3 million of unrealized loss in Q1 2025.
[2] Refer to 'Appendix A - Non-GAAP financial measures and definitions', for definitions of this measure and a reconciliation to the nearest GAAP measure.

By the end of 2025, the run-rate of LNG production is scheduled to reach 460 MTPA, 12% above 2024 levels, as a number of large projects come online and ramp up production volumes. In addition to the commencement of commercial operations at Calcasieu Pass, which has enabled a number of previously stranded vessels to exit the sub-let market, long-anticipated projects including LNG Canada and FLNG Gimi have recently begun production, and Plaquemines LNG is materially outpacing its expected production levels. These projects are expected to continue to ramp production volumes over the course of the year, which should support a rebalancing of supply and demand in the LNG carrier charter market. By 2028, global LNG production is on track to approach 600 MTPA, based solely on projects already under construction. Of those, Golden Pass and Costa Azul are still scheduled to begin production during 2025 or early 2026, Cheniere’s Corpus Christi LNG continues to bring incremental trains online, and the vast Qatar LNG expansion remains on track to come online next year. Meanwhile, the current combination of geopolitical factors and a continued emphasis on energy security has recently resulted in a number of long-term LNG purchase agreements, liquefaction FIDs, and statements of support for additional projects. Taken together, this represents significant progress towards production levels vastly in excess of both anticipated 2028 levels and the capacity of the current LNG carrier orderbook. Especially with the expectation of widespread scrapping of steam turbine vessels in the relative near-term, market fundamentals support a strong charter market recovery through the medium term and beyond, for which our high-quality, relatively modern fleet is well positioned. Operational Review CoolCo's fleet maintained strong performance in the Quarter, achieving 94% fleet utilization in Q2 2025 (Q1 2025: 88%). During the Quarter, Kool Blizzard completed its drydock and LNGE upgrade within 40 days. Subsequent to the Quarter, the Kool Boreas and Kool Firn completed their drydocks. The Kool Boreas also received LNGE upgrades which included a high-capacity sub-cooler retrofit and various other performance enhancements. Business Development Chartering activity during the Quarter remained subdued. Long-term charterers have responded by pushing out their requirements in the expectation that nearer-term cargos can be transported with vessels from the spot market. Nonetheless, CoolCo successfully found near-continuous employment in the spot market for one of its newbuild vessels, the Kool Tiger, whilst a long-term charter is pursued. The Kool Glacier, after receiving LNGE upgrades, started its new secured fixed rate employment for twelve months, from late April 2025. The excellent performance of the Kool Husky after its performance upgrade to LNGE specification has resulted in CoolCo successfully securing a 3-year floating rate employment, which started in the third quarter of 2025. Financing and Liquidity As of June 30, 2025, CoolCo had cash and cash equivalents of $109.2 million and total short and long-term debt, net of deferred finance charges, amounting to $1,385.3 million. Total Contractual Debt2 stood at $1,401.1 million, which is comprised of $428.1 million in respect of the Senior Secured Reducing Revolving Credit Facility (the “RRCF”) maturing in December 2029, $591.1 million in respect of our upsized $520 million term loan facility (the “upsized TLF May 2029”) maturing in May 2029, and sale and leaseback financing arrangements in respect of the Kool Tiger, amounting to $175.9 million maturing in October 2034 and GAIL Sagar, amounting to $206.0 million maturing in January 2039. During Q2, CoolCo entered into further interest rate swap agreements with various financial institutions covering $150.0 million principal amount of debt, converting floating rate interest obligations under the RRCF to fixed interest rates, effective from February 2027 until September 2029. 2 Refer to 'Appendix A - Non-GAAP financial measures and definitions’, for definitions of this measure and a reconciliation to the nearest GAAP measure.

During Q2, we also entered into interest rate swap agreements covering $97.9 million of the increased $200.0 million principal amount of debt in respect of the upsized TLF May 2029, effective from August 2025 until February 2029, and additional interest rate swap agreements covering a further $50.3 million principal amount of debt under the same facility effective from February 2027 until February 2029. Overall, on August 22 2025, the Company’s near-term interest rate on its debt is fixed or hedged for approximately 75% of the notional amount of gross debt, and approximately 82% of net debt, adjusting for existing cash on hand. Corporate and Other Matters In April 2025, the Company initiated purchases under its previously announced share repurchase program to repurchase up to 7,000,000 shares for a total amount of up to $40 million through the end of 2026, pursuant to an agreement with DNB Markets, Inc. and DNB Markets, a part of DNB Bank ASA. For the period from April 7, 2025 through August 22, 2025, the Company purchased a total of 858,689 shares at an average price of $5.77 per share. As of August 22, 2025, CoolCo had 52,868,029 shares issued and outstanding, excluding the 858,689 treasury shares held by the Company (as a result of share repurchases). Of the outstanding shares, 31,354,390 (59.3%) were owned by EPS Ventures Ltd. and 21,513,639 (40.7%) were owned by other investors in the public markets. The manner, timing, pricing and amount of any repurchases will depend on a number of factors including market conditions, the Company’s financial position and capital requirements, financial conditions, competing uses of cash and other factors, and the share repurchase program may be suspended or discontinued at any time and may not be completed in full.

Forward Looking Statements This press release and any other written or oral statements made by us in connection with this press release include forward-looking statements within the meaning of and made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, including statements that address activities and events that will, should, could, are expected to or may occur in the future are forward-looking statements. You can identify these forward-looking statements by words or phrases such as “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “outlook,” “project,” “plan,” “potential,” “scheduled”, “on-track”, “will,” “may,” “should,” “expect,” “could,” “would,” “predict,” “propose,” “continue,” or the negative of these terms and similar expressions. These forward-looking statements include statements relating to industry and business trends, outlook and prospects, expected trends in the shipping and chartering market including our expectation that rates will strengthen, scheduled run-rate of LNG production, expectations about prospects for the market - including the expected recovery in the charter market and the long-term value of our fleet and expectations of rebalancing supply and demand in the LNG charter market, charters and terms thereof including start dates and expectations on chartering and charter rates, expected drydockings including the timing, number and duration thereof, the expectation that market fundamentals support a strong charter market recovery, our liquidity, our share buyback program, statements with respect to regulations and expected impact on our business, interest rate hedging, expected impact of LNG and liquefaction projects including projects expected to come on line and expected production and expected timing thereof and the expected impact on the supply of and demand for vessels in the LNG carrier charter market, expected opportunities for more modern vessels, expectations of older vessels leaving the market and being idled and scrapped, market outlook and LNG vessel newbuild order-book, statements made under the CEO statement, “LNG Market and Outlook” and other non-historical statements. The forward-looking statements in this document are based upon management’s current expectations, estimates and projections. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Numerous factors could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward- looking statements, including: • general economic, political and business conditions, including the impact of sanctions and other measures; • general LNG market conditions, including fluctuations in charter hire rates and vessel values; • changes in demand in the LNG shipping industry, including the market for our vessels; • changes in the supply of LNG vessels, including whether older vessels leave the market as and when expected; • our ability to successfully employ our vessels and the rates we are able to achieve; • changes in our operating expenses, including fuel or cooling down prices and lay-up costs when vessels are not on charter, drydocking and insurance costs; • the timing and duration of drydocking and whether vessels upgrades deliver expected results; • the timing of LNG projects coming on line and the impact on supply and demand; • compliance with, and our liabilities under, governmental, tax, environmental and safety laws and regulations; • risks related to climate-change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from physical climate-change related to changes in weather patterns, and the potential impact of new regulations relating to climate-change and the potential impact on the demand for the LNG shipping industry; • changes in governmental regulation, tax and trade matters and tariff policies actions taken by regulatory authorities and the impact on our industry and business; • potential disruption of shipping routes and demand due to accidents, piracy or political events and/or instability, including the ongoing conflicts in the Middle East and changes in political leadership in the US and other countries; • vessel breakdowns and instances of loss of hire; • vessel underperformance and related warranty claims; • our access to financing and ability to repay or refinance our facilities;

• continued borrowing availability under our credit facilities and compliance with the financial covenants therein; • fluctuations in foreign currency exchange and interest rates; • potential conflicts of interest involving our significant shareholders; • the number of shares that we repurchase under our share repurchase program and the prices of such repurchases; • information system failures, cyber incidents or breaches in security; and • other risks indicated in the risk factors included in our Annual Report on Form 20-F for the year ended December 31, 2024 and other filings with and submissions to the U.S. Securities and Exchange Commission. The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this report should not be construed as exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements. As a result, you are cautioned not to place undue reliance on any forward-looking statements which speak only as of the date of this press release. The Company undertakes no obligation to publicly update or revise any forward- looking statements, whether as a result of new information, future events or otherwise unless required by law. Responsibility Statement We confirm that, to the best of our knowledge, the interim unaudited condensed consolidated financial statements for the period ended June 30, 2025, which have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP) give a true and fair view of the Company’s consolidated assets, liabilities, financial position and results of operations. To the best of our knowledge, the financial report for the period ended June 30, 2025 includes a fair review of important events that have occurred during the period and their impact on the interim unaudited condensed consolidated financial statements, the principal risks and uncertainties, and major related party transactions. August 28, 2025 Cool Company Ltd. London, UK Questions should be directed to: c/o Cool Company Ltd - +44 20 7659 1111 Richard Tyrrell (Chief Executive Officer & Director) Cyril Ducau (Chairman of the Board) John Boots (Chief Financial Officer) Antoine Bonnier (Director) Joanna Huipei Zhou (Director) Sami Iskander (Director) Neil Glass (Director) Peter Anker (Director)

Cool Company Ltd.

Unaudited Condensed Consolidated Statements of Operations

(in thousands of $)	For the three months ended			For the six months ended	
	Apr-Jun 2025	**Jan-Mar 2025**	**Apr-Jun 2024**	**Jan-Jun 2025**	**Jan-Jun 2024**
Time and voyage charter revenues	81,154	81,139	76,401	162,293	155,111
Vessel and other management fee revenues	636	743	2,479	1,379	7,402
Amortization of intangible assets and liabilities - charter agreements, net	3,685	3,664	4,492	7,349	8,984
Total operating revenues	**85,475**	**85,546**	**83,372**	**171,021**	**171,497**
Vessel operating expenses	(18,829)	(19,019)	(17,037)	(37,848)	(34,631)
Voyage, charter hire and commission expenses, net	(2,069)	(4,561)	(900)	(6,630)	(2,339)
Administrative expenses	(4,345)	(4,900)	(5,264)	(9,245)	(11,323)
Depreciation and amortization	(23,186)	(22,475)	(18,810)	(45,661)	(37,746)
Total operating expenses	**(48,429)**	**(50,955)**	**(42,011)**	**(99,384)**	**(86,039)**
Operating income	**37,046**	**34,591**	**41,361**	**71,637**	**85,458**
Financial income/(expense):					
Interest income	1,202	1,545	1,357	2,747	3,062
Interest expense	(23,136)	(23,092)	(19,180)	(46,228)	(38,858)
(Losses)/gains on derivative instruments	(2,206)	(3,849)	4,065	(6,055)	15,366
Other financial items, net	(880)	(33)	(972)	(913)	(1,452)
Financial expenses, net	**(25,020)**	**(25,429)**	**(14,730)**	**(50,449)**	**(21,882)**
Income before income taxes and non-controlling interests	**12,026**	**9,162**	**26,631**	**21,188**	**63,576**
Income taxes, net	(168)	(90)	(153)	(258)	(286)
Net income	**11,858**	**9,072**	**26,478**	**20,930**	**63,290**
Net income attributable to non-controlling interests	—	—	(411)	—	(649)
Net income attributable to the Owners of Cool Company Ltd.	**11,858**	**9,072**	**26,067**	**20,930**	**62,641**
Net income attributable to:					
Owners of Cool Company Ltd.	11,858	9,072	26,067	20,930	62,641
Non-controlling interests	—	—	411	—	649
Net income	**11,858**	**9,072**	**26,478**	**20,930**	**63,290**

Cool Company Ltd. Unaudited Condensed Consolidated Balance Sheets At June 30, At December 31, (in thousands of $, except number of shares) 2025 2024 (Audited) ASSETS Current assets Cash and cash equivalents 109,206 165,274 Trade receivable and other current assets 9,174 7,643 Intangible assets, net 1,870 629 Inventories 3,691 3,666 Total current assets 123,941 177,212 Non-current assets Restricted cash 502 446 Intangible assets, net 6,386 7,469 Newbuildings — 105,668 Vessels and equipment, net 2,171,452 1,939,626 Other non-current assets 7,977 12,715 Total assets 2,310,258 2,243,136 LIABILITIES AND EQUITY Current liabilities Current portion of long-term debt and short-term debt 77,803 141,996 Trade payable and other current liabilities 78,404 101,734 Total current liabilities 156,207 243,730 Non-current liabilities Long-term debt 1,307,518 1,163,879 Other non-current liabilities 67,305 74,027 Total liabilities 1,531,030 1,481,636 Equity Owners' equity includes 52,962,891 (2024: 53,726,718) common shares of $1.00 each, issued and outstanding 779,228 761,500 Total equity 779,228 761,500 Total liabilities and equity 2,310,258 2,243,136

Cool Company Ltd. Unaudited Condensed Consolidated Statements of Cash Flows (in thousands of $) Jan-Jun 2025 Jan-Jun 2024 Operating activities Net income 20,930 63,290 Adjustments to reconcile net income to net cash provided by operating activities: Depreciation and amortization expenses 45,661 37,746 Amortization of intangible assets and liabilities arising from charter agreements, net (7,349) (8,984) Amortization of deferred charges and fair value adjustments 1,739 1,876 Drydocking expenditure (20,761) (8,132) Compensation cost related to share-based payment, net 1,111 1,111 Change in fair value of derivative instruments 8,821 (9,119) Changes in assets and liabilities: Trade accounts receivable (1,079) 7,578 Inventories (25) 2,780 Other current and other non-current assets (1,513) (2,743) Amounts due from / (to) related parties 232 (542) Trade accounts payable (3,737) (524) Accrued expenses 6,689 (6,674) Other current and non-current liabilities (8,232) 3,706 Net cash provided by operating activities 42,487 81,369 Investing activities Additions to vessels and equipment (29,251) (2,744) Additions to newbuildings (139,779) (22,501) Additions to intangible assets — (132) Net cash used in investing activities (169,030) (25,377) Financing activities Proceeds from short-term and long-term debt 135,892 — Repayments of short-term and long-term debt (56,525) (57,963) Financing arrangement fees and other costs (4,523) (4,830) Cash dividends paid — (44,036) Purchase of treasury shares (4,313) — Net cash provided by / (used in) financing activities 74,844 (106,829) Net decrease in cash, cash equivalents and restricted cash (51,699) (50,837) Cash, cash equivalents and restricted cash at beginning of period 165,720 137,338 Cash, cash equivalents and restricted cash at end of period 114,021 86,501

Cool Company Ltd.

Unaudited Condensed Consolidated Statements of Changes in Equity

For the six months ended June 30, 2025

(in thousands of $, except number of shares)	Number of common shares	Owners' Share Capital	Treasury shares	Additional Paid-in Capital[1]	Retained Earnings	Owners' Equity	Non-controlling Interests[2]	Total Equity
Consolidated balance at December 31, 2024 (audited)	**53,726,718**	**53,727**	**—**	**510,780**	**196,993**	**761,500**	**—**	**761,500**
Net income	—	—	—	—	20,930	**20,930**	—	**20,930**
Share based payments contribution	—	—	—	1,115	—	**1,115**	—	**1,115**
Forfeitures of share based compensation	—	—	—	(4)	—	**(4)**	—	**(4)**
Purchase of treasury shares	(763,827)	—	(4,313)	—	—	**(4,313)**	—	**(4,313)**
Consolidated balance at June 30, 2025	**52,962,891**	**53,727**	**(4,313)**	**511,891**	**217,923**	**779,228**	**—**	**779,228**

For the six months ended June 30, 2024

(in thousands of $, except number of shares)	Number of common shares	Owners' Share Capital	Additional Paid-in Capital[1]	Retained Earnings	Owners' Equity	Non-controlling Interests	Total Equity
Consolidated balance at December 31, 2023 (audited)	**53,702,846**	**53,703**	**509,327**	**172,960**	**735,990**	**70,590**	**806,580**
Net income	—	—	—	62,641	**62,641**	649	**63,290**
Share based payments contribution	—	—	1,189	—	**1,189**	—	**1,189**
Forfeitures of share based compensation	—	—	(78)	—	**(78)**	—	**(78)**
Dividends	—	—	—	(44,036)	**(44,036)**	—	**(44,036)**
Consolidated balance at June 30, 2024	**53,702,846**	**53,703**	**510,438**	**191,565**	**755,706**	**71,239**	**826,945**

(1) Additional paid-in capital refers to the amount of capital contributed or paid-in over and above the par value of the Company's issued share capital.

(2) On November 14, 2024, the Company exercised its options to repurchase *Kool Ice* and *Kool Kelvin* from the financing lessor SPVs. After exercising the repurchase options, the Company no longer held a variable interest in the lessor SPVs and therefore the Company deconsolidated the lessor SPVs from its financial results. As a result, the equity attributable to lessor SPVs included within non-controlling interests has been deconsolidated.

Appendix A - Non-GAAP Financial Measures and Definitions Non-GAAP Financial Metrics Arising from How Management Monitors the Business In addition to disclosing financial results in accordance with US generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation and discussion contain references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance. These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with US GAAP, and the financial results calculated in accordance with US GAAP. Non-GAAP measures are not uniformly defined by all companies, and may not be comparable with similar titles, measures and disclosures used by other companies. The reconciliations of these non-GAAP measures to the closest US GAAP measures should be carefully evaluated. Non-GAAP measure Closest equivalent US GAAP measure Adjustments to reconcile to primary financial statements prepared under US GAAP Rationale for presentation of the non-GAAP measure Performance Measures Adjusted EBITDA Net income +/-Income taxes,net + Depreciation and amortization +/- Net financial expense, representing: Interest income, Interest expense, (Gains)/losses on derivative instruments and Other financial items, net +/- Amortization of intangible assets and liabilities - charter agreements, net +/- Other non-operating income Increases the comparability of total business performance from period to period and against the performance of other companies by removing the impact of other non- operating income, depreciation, amortization of intangible assets and liabilities - charter agreements, net, financing and income tax. Average daily TCE Time and voyage charter revenues - Voyage, charter hire and commission expenses, net The above total is then divided by calendar days less scheduled off-hire days. Measure of the average daily net revenue performance of a vessel. Standard shipping industry performance measure used primarily to compare period-to- period changes in the vessel’s net revenue performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessel may be employed between the periods. Assists management in making decisions regarding the deployment and utilization of its fleet and in evaluating financial performance.

Liquidity measures Total Contractual Debt Total debt (current and non-current), net of deferred finance charges '+ Deferred finance charges Contractual debt represents our actual debt obligations under our various financing arrangements. We believe that this measure enables investors and users of our financial statements to assess our liquidity and the split of our debt (current and non-current) based on our underlying contractual obligations.

Reconciliations - Performance Measures Adjusted EBITDA For the three months ended (in thousands of $) Apr-Jun 2025 Jan-Mar 2025 Apr-Jun 2024 Net income 11,858 9,072 26,478 Income taxes, net 168 90 153 Depreciation and amortization 23,186 22,475 18,810 Interest income (1,202) (1,545) (1,357) Interest expense 23,136 23,092 19,180 Other financial items, net 880 33 972 Losses/(gains) on derivative instruments 2,206 3,849 (4,065) Amortization of intangible assets and liabilities - charter agreements, net (3,685) (3,664) (4,492) Adjusted EBITDA 56,547 53,402 55,679 For the six months ended (in thousands of $) Jan-Jun 2025 Jan-Jun 2024 Net income 20,930 63,290 Income taxes, net 258 286 Depreciation and amortization 45,661 37,746 Interest income (2,747) (3,062) Interest expense 46,228 38,858 Other financial items, net 913 1,452 Losses/(gains) on derivative instruments 6,055 (15,366) Amortization of intangible assets and liabilities - charter agreements, net (7,349) (8,984) Adjusted EBITDA 109,949 114,220

Average daily TCE For the three months ended (in thousands of $, except number of days and average daily TCE) Apr-Jun 2025 Jan-Mar 2025 Apr-Jun 2024 Time and voyage charter revenues 81,154 81,139 76,401 Voyage, charter hire and commission expenses, net (2,069) (4,561) (900) Time and voyage charter revenues, net 79,085 76,578 75,501 Calendar days less scheduled off-hire days 1,132 1,085 963 Average daily TCE (to the closest $100) $ 69,900 $ 70,600 $ 78,400 For the six months ended (in thousands of $, except number of days and average daily TCE) Jan-Jun 2025 Jan-Jun 2024 Time and voyage charter revenues 162,293 155,111 Voyage, charter hire and commission expenses, net (6,630) (2,339) Time and voyage charter revenues, net 155,663 152,772 Calendar days less scheduled off-hire days 2,217 1,964 Average daily TCE (to the closest $100) $ 70,200 $ 77,800 Reconciliations - Liquidity measures Total Contractual Debt (in thousands of $) At June 30, 2025 At December 31, 2024 Total debt (current and non-current), net of deferred finance charges 1,385,321 1,305,875 Add: Deferred finance charges 15,737 15,815 Total Contractual Debt 1,401,058 1,321,690 Other definitions Contracted Revenue Backlog Contracted revenue backlog is defined as the contracted daily charter rate for each vessel multiplied by the number of scheduled hire days for the remaining contract term. Contracted revenue backlog is not intended to represent Adjusted EBITDA or future cashflows that will be generated from these contracts. This measure should be seen as a supplement to and not a substitute for our US GAAP measures of performance. This information is subject to the disclosure requirements in Regulation EU 596/2014 (MAR) article 19 number 3 and section 5-12 of the Norwegian Securities Trading Act.